UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated September 2, 2010, announcing that the Company's 2010 Annual General Meeting of Shareholders will be held on September 24, 2010.

Attached as Exhibit 2 is a corrected copy of the Notice of the 2010 Annual General Meeting of Shareholders and Proxy Statement of the Company dated July 28, 2010.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, and the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
Date: September 7, 2010	By: /s/ Ole B. Hjertaker -------------------------------------------------- Name: Ole B. Hjertaker Title: Chief Executive Officer Ship Finance Management AS

Exhibit 1

SFL - Notice of Annual General Meeting 2010

Press release from Ship Finance International Limited, September 2, 2010

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company") announces that its 2010 Annual General Meeting will be held on September 24, 2010. A copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on our website and in the attachments below.

September 2, 2010
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 70 vessels, including 30 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 11 dry-bulk carrier, nine container vessels, six offshore supply vessels, one jack-up drilling rigs and three ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters. The Company has declared a cash dividend for 26 consecutive quarters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

Exhibit 2

SHIP FINANCE INTERNATIONAL LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 24, 2010

NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders of Ship Finance International Limited (the "Company") will be held on September 24, 2010 at 12:10 p.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive and adopt the consolidated financial statements of the Company for the year ended December 31, 2009.

To consider the following Company proposals:

1.	To re-elect Paul Leand Jr. as a Director of the Company.
2.	To re-elect Kate Blankenship as a Director of the Company.
3.	To re-elect Hans Petter Aas as a Director of the Company.
4.	To re-elect Cecilie Fredriksen as a Director of the Company.
5.	To re-appoint Moore Stephens, P.C. as auditors and to authorise the Directors to determine their remuneration.
6.	To approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$510,000 for the year ended December 31, 2010.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: July 28, 2010

Notes:

1.
The Board of Directors has fixed the close of business on July 20, 2010, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.	A Form of Proxy is enclosed for use by holders of shares held through the Norwegian VPS share register in connection with the business set out above.

5.
Shareholders whose shares are held on the Norwegian VPS share register may view the Company's audited financial statements included in its Annual Report on Form 20-F on its website, www.shipfinance.org

The following information is applicable to holders of shares registered in the United States only:

We are also pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this new e-proxy process will expedite shareholders' receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Form 20-F via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") OF SHIP FINANCE INTERNATIONAL LIMITED TO BE HELD ON SEPTEMBER 24, 2010.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2009 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company's audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.shipfinance.org. Shareholders can request a hard copy free of charge upon request by writing to us at: PO Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, or send an e-mail to: ir@shipfinance.no. The audited consolidated financial statements of the Company for the year ended December 31, 2009 have been provided to shareholders whose shares are registered in the United States online as described above in the Notice.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, and 4 - ELECTION OF DIRECTORS

The Board has nominated the four persons listed below for selection as Directors of the Company. All nominees are presently members of the Board of Directors. Mr. Craig H. Stevenson, Jr., who has served as a Director since 2007, is not standing for re-election. Mr. Leand, Mrs. Blankenship and Mr. Aas, who will constitute a majority of the Board if elected, meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Current Position with the Company

Paul Leand Jr.	44	2003	Director
Kate Blankenship	45	2003	Director and Chairperson of the Audit Committee
Hans Petter Aas	64	2008	Director and Chairman of the Board
Cecilie A. Fredriksen	26	2008	Director

Paul Leand Jr. has served as a director of the Company since 2003. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

Kate Blankenship has served as a director of the Company since October 2003. Mrs. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Mrs. Blankenship has been a director of Frontline Ltd. ("Frontline") since August 2003, a director of Golar LNG Limited ("Golar") since 2003, a director of Independent Tankers Corporation Limited since February 2008, a director of Golden Ocean Group Limited ("Golden Ocean") since October 2004 and a director of Seadrill Limited since May 2005. She is a member of the Institute of Chartered Accountants in England and Wales.

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009. Mr. Aas has had a long career as a banker in the international shipping and offshore markets, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank in August, 2008. He joined DnB NOR (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Golar and Knightsbridge Tankers Limited.

Cecilie Astrup Fredriksen has served as a director of the Company since November 2008. Ms. Fredriksen is the daughter of Mr. John Fredriksen and is currently employed by Frontline Corporate Services in London and serves as a director on several boards including Aktiv Kapital ASA and Golden Ocean. Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006.

PROPOSAL 5 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of Moore Stephens, P.C. as the Company's independent auditors and to authorise the Board of Directors to determine the auditors' remuneration.

Audit services provided by Moore Stephens, P.C. in fiscal year 2009 included the examination by Moore Stephens, P.C. of the consolidated financial statements of the Company and its subsidiaries. All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

PROPOSAL 6 – TO APPROVE DIRECTORS' FEES

At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$510,000 for the year ended December 31, 2010.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

Georgina Sousa
Secretary
July 28, 2010
Hamilton, Bermuda